

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via Email
Yakov Faitelson
Chief Executive Officer
Varonis Systems, Inc.
1250 Broadway, 31st Floor
New York, NY 10001

> **Re: Varonis Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2013**
> **File No. 333-191840**

Dear Mr. Faitelson:

We have reviewed your letter dated October 22, 2013, and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated October 18, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

1.   We acknowledge, based on your response to prior comment 6, that you are unable to provide a breakdown in revenue by product line for the reasons you explain. However, we continue to believe that you should balance your disclosure on the number and types of products you have available with a quantified measure of how each of these products contributes to your results. Please update your disclosure to provide the number and percentage of users that has purchased each of the four products available on your core platform, or otherwise explain how you measure the contribution and success of each of the products available on the platform that generates substantially all of your revenues. Additionally, we note in your response that based on total number of transactions you have estimated that each of the three products other than DatAdvantage represented less than 3% of total sales. Please also update your disclosure to include this quantification for *each* product line available on your core platform.

2.   We note your revised disclosures in response to prior comment 9. Please revise to disclose the average spending per customer for each annual period presented. You should also consider discussing any known trends associated with the average spending per customer. We refer you to Section III.B of SEC Interpretive Release No. 33-8350.

Principal and Selling Stockholders, page 105

3.   We acknowledge your response to prior comment 14. If any of the J.P. Morgan affiliated
        funds are named as selling shareholders, please disclose the names of each of the
        members of the investment committee of J.P. Morgan Investment Management Inc., or
        tell us why you are not required to do so, citing specific guidance that supports your
        conclusion. We refer you to Item 507 of Regulation S-K and Questions 140.01 and
        140.02 of the Division of Corporation Finance's Compliance and Disclosure
        Interpretations of Regulation S-K.

Signatures

4.   The registration statement has not been signed by your controller or principal accounting
        officer. See Instruction 1 to Signatures for Form S-1. If Ms. Iohan serves not only as the
        Chief Financial Officer but also the Controller or Principal Accounting Officer, this
        should be indicated on the signature page. See Instruction 2 to Signatures for Form S-1.
        Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

  •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rule 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Yossi Vebman
        Skadden, Arps, Slate, Meagher & Flom LLP